Exhibit 99.4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2021

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss)/income, other comprehensive (loss)/income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels, including right-of-use assets under operating leases

Description of the matter

As of December 31, 2021, the carrying value of the Company’s vessels, including right of use assets under operating leases, plus any unamortized dry-docking costs and leasehold improvements was $2,525,828 thousands. As discussed in Notes 1(i) and 4 to the consolidated financial statements, the Company evaluates its vessels and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel or a right-of-use asset plus any unamortized dry-docking costs and leasehold improvements might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel or over the remaining lease term of the right-of-use asset to the carrying value plus any unamortized dry-docking costs and leasehold improvements. Where a vessel’s or a right of use asset’s carrying value plus any unamortized drydocking costs and leasehold improvements exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value plus any unamortized dry-docking costs and leasehold improvements over the fair value of the vessel or right-of-use asset. During the year ended December 31, 2021, the Company recognized impairment charges of $86,368 thousands in relation to 7 vessels.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days when forecasting the undiscounted net operating cash flows. These future charter rates are subjective as they involve the development and use of assumptions about the tanker and Liquified Natural Gas (“LNG”) shipping markets through the end of the useful lives of the vessels, or over the remaining lease term for the right of use assets under operating leases. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel and right-of-use- asset against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel and right-of-use asset charter rates for non-contracted revenue days against internal and external market data sources, such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We evaluated the accuracy of the forecast by comparing actual results to management’s historical forecasts. Our procedures also included testing the completeness and accuracy of the future charter rate data used within the forecasts. For vessels where the carrying value exceeded the undiscounted projected net operating cash flows, we inspected the independent broker valuation reports used by management to determine the market value. We evaluated the objectivity and competence of the independent brokers who performed the valuation by considering the work they were engaged to perform, professional qualifications, remuneration structure, and experience. We assessed the adequacy of the Company’s disclosures in Notes 1(i) and 4.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 28, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) / income, other comprehensive (loss) / income, stockholders‘ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 28, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 28, 2022

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021, AND 2020

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,192	$160,475
Restricted cash	10,005	11,296
Margin deposits (Note 14)	5,849	6,153
Trade accounts receivable, net (Note 1(f))	30,622	25,273
Capitalized voyage expenses	1,839	1,601
Due from related parties (Note 2)	14,607	20,786
Advances and other	20,176	18,019
Vessels held for sale (Note 1(j))	—	54,000
Inventories	22,918	21,813
Prepaid insurance and other	1,861	1,416
Receivable, short-term (Note 4)	12,741	—
Current portion of financial instruments—Fair value (Note 14)	1,852	642

Total current assets	239,662	321,474

FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	1,526	—
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	88,573	67,110
LONG-TERM RECEIVABLE (Note 4)	23,163	27,294
FIXED ASSETS (Note 4)
Advances for vessels under construction	104,635	49,030
Vessels	3,279,440	3,618,309
Accumulated depreciation	(876,482)	(1,003,197)
Vessels’ Net Book Value	2,402,958	2,615,112

Total fixed assets	2,507,593	2,664,142

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	34,297	32,255

Total assets	$2,894,814	$3,112,275

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$172,936	$232,428
Payables	74,912	55,291
Due to related parties (Note 2)	7,747	4,003
Accrued liabilities	27,851	40,551
Unearned revenue	9,020	12,623
Current portion of obligations under operating leases (Note 4)	29,749	20,976
Current portion of financial liability (Note 4)	997	905
Current portion of financial instruments—Fair value (Note 14)	8,884	15,263

Total current liabilities	332,096	382,040

LONG-TERM DEBT, net of current portion (Note 6)	1,200,251	1,267,929
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	58,824	46,134
FINANCIAL LIABILITY, net of current portion (Note 4)	3,196	4,243
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	8,656	30,111
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding at December 31, 2021 and 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2020.	15,461	16,640
Common shares, $ 5.00 par value; 35,000,000 shares authorized at December 31, 2021 and December 31, 2020; 25,244,113 shares issued and 24,565,940 shares outstanding at December 31, 2021 and 19,194,615 shares issued and 18,215,679 shares issued and outstanding at December 31, 2020 respectively.	126,221	95,973
Additional paid-in capital	973,582	949,090
Cost of treasury stock	(6,791)	(9,834)
Accumulated other comprehensive loss	(17,175)	(36,994)
Retained earnings	149,505	338,800

Total Tsakos Energy Navigation Limited stockholders’ equity	1,240,803	1,353,675
Non-controlling interest	50,988	28,143
Total stockholders’ equity	1,291,791	1,381,818

Total liabilities and stockholders’ equity	$2,894,814	$3,112,275

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2021	2020	2019
VOYAGE REVENUES:	$546,120	$644,135	$597,452
EXPENSES:
Voyage expenses	198,078	145,267	125,802
Charter hire expense	30,056	21,602	10,822
Vessel operating expenses	173,277	179,205	180,233
Depreciation and amortization	143,253	137,100	139,424
General and administrative expenses	29,130	29,040	27,696
Loss on sale of vessels (Note 4)	5,817	6,451	—
Impairment charges (Note 3, 4)	86,368	28,776	27,613

Total expenses	665,979	547,441	511,590

Operating (loss) income	(119,859)	96,694	85,862

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(31,407)	(70,579)	(74,723)
Interest income	703	1,071	3,694
Other, net	(18)	36	(825)

Total other expenses, net	(30,722)	(69,472)	(71,854)

Net (loss) income	(150,581)	27,222	14,008
Less: Net (income) loss attributable to the non-controlling interest	(820)	(3,220)	1,118

Net (loss) income attributable to Tsakos Energy Navigation Limited	$(151,401)	$24,002	$15,126

Effect of preferred dividends (Note 10)	(33,603)	(36,579)	(40,400)
Deemed dividend on Series B Preferred Shares (Note 10)	—	—	(2,750)
Deemed dividend on Series C Preferred Shares (Note 10)	—	(2,493)	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares (Note 10)	(2,171)	—	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	$(187,175)	$(15,070)	$(28,024)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(9.53)	$(0.80)	$(1.58)

Weighted average number of shares, basic and diluted	19,650,307	18,768,599	17,751,585

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2021	2020	2019
Net (loss) income	$(150,581)	$27,222	$14,008

Other comprehensive income (loss)
Unrealized losses from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net	19,819	(18,641)	(9,693)

Comprehensive (loss) income	(130,762)	8,581	4,315

Less: comprehensive (income) loss attributable to the non-controlling interest	(820)	(3,220)	1,118

Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$(131,582)	$5,361	$5,433

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars-except for share and per share data)

	Preferred	Common	Additional Paid-in	Treasury stock		Retained	Accumulated Other Comprehensive	Tsakos Energy Navigation	Non-controlling	Total Stockholders’
	Shares	Shares	Capital	Shares	Amount	Earnings	(Loss)	Limited	Interest	Equity
BALANCE December 31, 2018	$18,025	$87,605	$996,833	—	$—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net income (loss)	—	—			—	15,126		15,126	(1,118)	14,008
Issuance of Series G Convertible Preferred Shares	3,500		30,484					33,984		33,984
Conversion of Series G Convertible Preferred Shares	(875)	2,917	(2,042)
Sale of Common Shares		4,557	11,995					16,552		16,552
Capital contribution from non-controlling interest									10,000	10,000
Cash dividends paid ($0.25 per common share)						(8,907)		(8,907)		(8,907)
Redemption of Series B Preferred Shares paid	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
Dividends paid on Series B preferred shares						(3,000)		(3,000)		(3,000)
Dividends paid on Series C preferred shares						(4,438)		(4,438)		(4,438)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,639)		(10,639)		(10,639)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(583)		(583)		(583)
Other comprehensive loss							(9,693)	(9,693)		(9,693)
BALANCE December 31, 2019	$18,650	$95,079	$992,020	—	$—	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319
Net income						24,002		24,002	3,220	27,222
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treasury Stock				978,936	(9,834)			(9,834)		(9,834)
Capital contribution from non-controlling interest									4,000	4,000
Cash dividends paid ($0.50 per common share)						(9,379)		(9,379)		(9,379)
Redemption of Series C Preferred Shares paid	(2,000)		(45,507)			(2,493)		(50,000)		(50,000)
Dividends paid on Series C preferred shares						(4,079)		(4,079)		(4,079)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(872)		(872)		(872)
Other comprehensive loss							(18,641)	(18,641)		(18,641)
BALANCE December 31, 2020	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net (loss) income						(151,401)		(151,401)	820	(150,581)
Purchase of Treasury Stock				19,836	(168)			(168)		(168)
Sale of Common Shares		30,248	20,290	(320,599)	3,211	(273)		53,476		53,476
Partial redemption of Series G convertible preferred shares	(2,156)		(18,562)			(2,171)		(22,889)	22,889	—
Sale of Series D preferred shares	92		2,148					2,240		2,240
Sale of Series E preferred shares	144		3,357					3,501		3,501
Sale of Series F preferred shares	741		17,259					18,000		18,000
Cash dividends paid ($0.10 per common share)						(1,978)		(1,978)		(1,978)
Dividends paid on Class B preferred shares of subsidiary									(864)	(864)
Dividends paid on Series D preferred shares						(7,594)		(7,594)		(7,594)
Dividends paid on Series E preferred shares						(10,814)		(10,814)		(10,814)
Dividends paid on Series F preferred shares						(15,010)		(15,010)		(15,010)
Dividends paid on Series G Convertible preferred shares						(54)		(54)		(54)
Other comprehensive income							19,819	19,819		19,819
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars)

	2021	2020	2019
Cash Flows from Operating Activities:
Net (loss) income	$(150,581)	$27,222	$14,008
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	126,821	127,278	128,783
Amortization of deferred dry-docking costs	16,432	9,822	10,641
Amortization of deferred finance costs	3,246	3,782	4,822
Interest expense on long term receivable, net	(32)	1,932	—
Change in fair value of derivative instruments	(12,054)	8,121	(820)
Loss on sale of vessels	5,817	6,451	—
Impairment charges	86,368	28,776	27,613
Payments for dry-docking	(27,157)	(16,291)	(12,871)
(Increase) Decrease in:
Receivables, net	(1,327)	19,659	(9,056)
Margin deposits	304	(6,153)	—
Inventories	(1,105)	(8,781)	7,356
Prepaid insurance and other	(445)	(521)	178
Capitalized voyage expenses	(238)	(1,096)	112
Increase (Decrease) in:
Payables	23,365	14,981	2,415
Accrued liabilities	(12,700)	(10,322)	5,108
Unearned revenue	(3,603)	556	6,060

Net Cash provided by Operating Activities	53,111	205,416	184,349

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(55,605)	(39,671)	(55,988)
Vessel acquisitions and/or improvements	(5,623)	(148,569)	(46,217)
Proceeds from sale of vessels	53,224	93,627	—

Net Cash used in Investing Activities	(8,004)	(94,613)	(102,205)

Cash Flows from Financing Activities:
Proceeds from long-term debt	189,758	348,903	494,368
Financing costs	(1,270)	(2,964)	(3,556)
Payments of long-term debt	(318,904)	(383,660)	(556,939)
Purchase of treasury stock	(168)	(9,834)	—
Redemption of Series B preferred shares	—	—	(50,000)
Redemption of Series C preferred shares	—	(50,000)	—
Proceeds from stock issuance program, net	53,476	3,461	16,552
Proceeds from preferred stock issuance, net	23,741	—	33,984
Cash dividends	(36,314)	(46,708)	(49,309)
Capital contribution from non-controlling interest to subsidiary	—	4,000	10,000

Net Cash used in Financing Activities	(89,681)	(136,802)	(104,900)

Net decrease in cash and cash equivalents and restricted cash	(44,574)	(25,999)	(22,756)
Cash and cash equivalents and restricted cash at beginning of period	171,771	197,770	220,526

Cash and cash equivalents and restricted cash at end of period	$127,197	$171,771	$197,770

Interest paid
Cash paid for interest, net of amounts capitalized	$40,840	$53,813	$70,755
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	117,192	160,475	184,835
Restricted cash	10,005	11,296	12,935
Total Cash and cash equivalents and restricted cash	127,197	171,771	197,770

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)

Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including five vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

On July 1, 2020, the Company effected a 1-for-5 reverse stock split of its common shares. In connection with the reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented prior to the reverse stock split.

Impact of COVID-19 and conflict in Ukraine on the Company’s Business

The impact of the COVID-19 pandemic and the conflict in Ukraine will continue to negatively affect the global economy and demand for oil and charter rates, which may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)

Other Comprehensive (Loss) Income: The consolidated statement of other comprehensive (loss) income, presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive loss on the face of the statement in which the components of other comprehensive (loss) income are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(e)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)

Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2021 and 2020, the Company had no write offs ($3,218 during 2019) of trade accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Comprehensive (Loss) Income.

The adoption of ASC 326 primarily impacted trade accounts receivable recorded on the Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No additional allowance was warranted for the years ended December 31, 2020 and December 31, 2021.

No allowance was recorded on insurance claims as of January 1, 2020, December 31, 2020, and December 31, 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

(g)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

(h)

Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2021 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (“LWT”) was increased to $0.43 from $0.39. Management’s estimate was based on the average demolition prices prevailing in the market during the last four years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2021, by $746 or $0.04 per weighted average number of shares, both basic and diluted. The decrease in the annual depreciation expense is expected to amount approximately $3.0 million per annum based on the useful lives of the Company’s existing fleet which are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carriers from the date of original delivery from the shipyard.

(i)

Impairment of Fixed Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel including any unamortized dry-docking costs (Note 1(k)) may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2021, 2020 and 2019, indicated an impairment charge of $86,368, $zero and $18,661, respectively (Note 4).

In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2021, 2020, indicated no impairment charge.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(j)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2021, there were no vessels held for sale. At December 31, 2020, the Company considered that the suezmax tankers, Arctic and Antarctic met the criteria to be classified as held for sale. At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale.

(k)

Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term.

(l)

Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m)

Accounting for Leases: The Company adopted Accounting Standards Update 2016-02, Leases (or ASU 2016-02) and ASU No. 2018-11, Leases (ASC 842)—Targeted Improvements, on January 1, 2019, using the optional transition method. In connection with the adoption of ASC 842, the Company elected the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption and based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

Sale and Leaseback Transactions: The Company has entered into seven sale and leaseback transactions accounted for as operating leases as of December 31, 2021 (Note 4). According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement (Note 4). The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset (Note 1(k)).

(n)

Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters, are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $255,017, $259,015 and $215,197 for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021 and 2020, receivables from voyage charters and contracts of affreightment amounted to $23,160 and $21,268 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time, bareboat charters and pooling arrangements: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter.

Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842 (Note 1 (m)).

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as a variable rate

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

operating leases, falling under the scope of ASC 842 (Note 1(m)) and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter/pooling arrangements, and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements and pooling arrangements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements and pooling arrangements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter and pooling arrangements in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements and pooling arrangements.

Profit sharing contracts are accounted for as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Revenues from time, bareboat and pooling charter arrangements amounted to $291,103, $385,120 and $382,255 for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenues generated from time charter and bareboat are usually collected in advance.

Voyage related and vessel operating costs: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2021, to fulfill contracts were $5,466. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided. It primarily relates to charter hire paid in advance and to revenue resulting from charter agreements with varying rates.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Customers’ concentration: Voyage revenues for 2021, 2020 and 2019 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2021	2020	2019
A	14%	12%	13%
B	11%	9%	11%
C	8%	9%	10%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive loss and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14).

(r)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(s)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t)

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for such transactions at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(u)

Net (Loss) Income Per Share Attributable to Common Stockholders: The Company computes net (loss) income per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

New Accounting Pronouncements—Not Yet Adopted

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR, or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on, certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be adopted through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures, considering that none of the Company’s floating rate credit facilities, based on the U.S. dollar LIBOR rates, were discontinued as of January 1, 2022. In March 2022, the Company has entered into a loan agreement based on Compounded Reference Rate of the day.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2021, 2020 and 2019, the monthly fees for operating conventional vessels were $27.5. Monthly fees for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.0 for 2021 and $27.7 for 2020 and $27.5 for 2019. Monthly fees for third-party managed vessels, the handymaxes Afrodite and Ariadne, amounted to $27.5. Chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees are $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $37.8 for 2021 and $37.3 for 2020 and $36.9 for 2019. The Management Company, for services rendered, charged $20,203, $20,271 and $20,147 for the years ended December 31, 2021, 2020 and 2019, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2021, 2020 and 2019, an award of $500, $1,500 and $500, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. In addition, a special award of $1,500 was paid to the Management Company in relation to newbuilding program in 2020 which has been included as an additional newbuilding cost in 2020 in the accompanying consolidated financial statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2021, are $21,185 for 2022, $20,829 for 2023, $21,127 for 2024, $20,667 for 2025, $20,148 for 2026 and $85,445 from 2027 to 2031.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2021, 2020 and 2019. These fees in total amounted to $530, $740 and $850 for the years ended December 31, 2021, 2020 and 2019, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. At December 31, 2021, the amount due from the Management Company was $12 ($93 due from the Management Company at December 31, 2020).

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $2,186, $1,327 and $2,038 for the years ended December 31, 2021, 2020 and 2019, respectively.

At December 31, 2021, the amount due from TCM was $14,595 ($20,693 at December 31, 2020), relating to vessel operating expenses to be incurred in the following month.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2021 and 2020, Tsakos Shipping charged a brokerage commission of $0.1 million and $0.2 million, respectively representing 1.0% of the sale price of each vessel, the panamax tanker Maya, the suezmax tanker Silia T. and the handysize tanker Didimon. In 2019 there were no such sale and purchase charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. In 2021 and 2019, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $6,821, $8,060 and $7,405 for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021, the amount due to Tsakos Shipping was $1,439 ($1,376 at December 31, 2020). At December 31, 2021, an amount of $338 ($317 at December 31, 2020) is also due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $10,002, $9,480 and $9,519 for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021, the

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

amount due to Argosy was $5,805 ($2,190 at December 31, 2020). At December 31, 2021, an amount of $1 ($1 at December 31, 2020) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $5,098, $4,380, and $5,617 for the years ended December 31, 2021, 2020 and 2019, respectively.

At December 31, 2021, the amount due to AirMania was $503 ($437 at December 31, 2020).

3.	Long-term Investments

At December 31, 2021 and 2020, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment was fully impaired in 2019. The impairment charge of $1,000 is included in “Impairment Charges” in the accompanying 2019 Consolidated Statements of Comprehensive (Loss) Income. No income was received from this investment during 2021, 2020 and 2019.

4.	Vessels

Acquisitions

In 2021, there were no vessel acquisitions. On January 7, 2020, September 21, 2020 and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate cost of $197,845. On October 21, 2019, the Company took delivery of its newbuilding aframax tanker Mediterranean Voyager for $51,980.

Sales

In 2021, the Company sold its panamax tanker Maya, for net proceeds of $9,336, realizing a loss of $4,121. In 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93,627 in total, realizing a total net loss of $6,451.There were no vessel sales in 2019. The net losses from the sale of the vessels are separately reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

Sale and Leaseback

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as short-term receivable amounting to $12,741, which is due to be received on December 21, 2022, upon expiration of the lease term. In accordance with ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as long-term receivable amounting to $10,909. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as long-term receivable amounting to $4,222. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as long-term receivable amounting to $8,032. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in Loss on sale of vessels in the accompanying Consolidated Statement of Comprehensive (Loss) Income.

At December 31, 2021 and 2020, the Company has assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2021, the Company recognized on its consolidated balance sheet a right-of-use asset of $42,440 for the two suezmaxes Arctic and Antarctic, $11,333 for the aframax tanker Sakura Princess, $27,371 for the two suezmaxes Archangel and Alaska and $7,429 for the two suezmaxes, Eurochampion 2004 and Euronike, respectively, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 5.45% for the sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, 4.41% for the sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska, 3.15% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.06% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.97, 3.02, 3.97 and 4.49 years, respectively, as at December 31, 2021 and 1.97, 4.02 and 4.97 years, respectively, as at December 31, 2020. As at December 31, 2021 and 2020, both the right-of use asset

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

and the corresponding obligation under operating leases were $88,573 (current portion $29,749 and non-current portion $58,824) and $67,110 (current portion $20,976 and non-current portion $46,134), respectively. The financial liability recognized for aframax Sakura Princess was $4,193 (current portion $997 and non-current portion $3,196) as of December 31, 2021, and $5,148 (current portion $905 and non-current portion $4,243) as of December 31, 2020.

Year	Lease Commitment
2022	$34,892
2023	25,922
2024	25,958
2025	15,332
2026	4,992
Minimum net lease payments	$107,096

Less: Present value discount	(14,330)

Total Obligations under operating leases and financial liability (current and non-current portion)	$92,766

The Company has subleased all seven vessels and has recognized sublease revenue, net of voyage expenses of $16,202, $29,355 and $15,408 for the years ended December 31, 2021, 2020 and 2019, respectively.

Impairment

As of December 31, 2021, the Company reviewed the carrying amount including any unamortized dry-docking costs in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for seven of the Company’s vessels Aris, Ajax, Afrodite, Apollon, Artemis,Ariadne, and Proteas. Consequently, the carrying value plus any unamortized dry-docking costs of the seven vessels aggregating to $172,118 was written down to $85,750 based on the lower of the carrying amounts including any unamortized dry-docking costs and Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 14(c)). The resulting impairment charge was $86,368 (including $8,683 impairment of deferred charges (Note 5)). In 2020, there was an impairment charge of $28,776 relating to Arctic, Antarctic, Izumo Princess and Sakura Princess. In 2019, there was an impairment charge of $27,613 relating to Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel and Alaska. Impairment charges are separately reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

5.	Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,344 and $27,021 at December 31, 2021 and 2020, respectively. Leasehold improvements for the six suezmaxes Eurochampion 2004, Euronike, Archangel, Alaska and Arctic amounted to $6,953 at December 31, 2021 ($5,234 at December 31, 2020). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt

Facility	2021	2020
Loans	1,380,648	1,509,794
Less: Deferred finance costs, net	(7,461)	(9,437)

Total long-term debt	1,373,187	1,500,357

Less: Current portion of debt	(175,062)	(235,082)
Add: Deferred finance costs, current portion	2,126	2,654

Long-term debt, net of current portion and deferred finance costs	1,200,251	1,267,929

Loan balances outstanding at December 31, 2021, amounted to $1,380,648. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between January 2022 and November 2030. Interest rates on the outstanding loans as at December 31, 2021, are based on London interbank offered rate (“LIBOR”) plus a spread.

On January 15, 2021, the Company signed a new five-year and three-months loan agreement amounting to $44,500 to refinance the existing loan for the aframax tankers Maria Princess, Nippon Princess, and Ise Princess. On January 22, 2021, the Company drew down $44,500 and prepaid the total amount of $36,488. The new loan is repayable in ten semi-annual installments of $4,045.5, commencing three months after the drawdown date plus a last installment of $4,045.

On May 13, 2021, the Company signed a new seven-year loan agreement for $74,500 relating to the pre- and post delivery financing of the shuttle tanker under construction. The loan is repayable in fourteen semi-annual installments of $2,069 commencing six months after the delivery of the vessel, plus a balloon of $45,528 payable together with the last installment.

On May 19, 2021, the Company prepaid the amount of $4,951 to the lenders due to sale of its panamax tanker Maya.

On June 25, 2021, the Company prepaid the amount of $27,336 to the lenders due to sale of the two suezmax tankers, Arctic and Antarctic.

On July 8, 2021, the Company signed a new five-year loan agreement amounting to $26,000 to refinance the existing loan for the panamax tanker Sunray. On July 13, 2021, the Company drew down the amount of $26,000 and prepaid the amount of $26,393. The new loan is repayable in ten semi-annual installments of $1,000, commencing six months after the drawdown date, plus a balloon of $16,000 payable together with the last installment.

On September 27, 2021, the Company signed a new four-year loan agreement amounting to $48,750 to refinance the existing loan for the handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon and Ajax. On September 28, 2021, the Company drew down the amount of $48,750 and prepaid the amount of $30,370. The new loan is repayable in eight semi-annual installments of $3,500, commencing six months after the drawdown date, plus a balloon of $20,750 payable together with the last installment.

On December 21, 2021, the Company signed a new four-year loan agreement amounting to $38,000 to refinance the existing loan for the aframax tankers, Proteas, Promitheas and Propontis. On December 22, 2021, the Company drew down the amount of $38,000 and prepaid the amount of $27,333. The new loan is repayable in two semi-annual instalments of $1,750 and six semi-annual

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

installments of $2,750, commencing six months after the drawdown date, plus a balloon of $18,000 payable together with the last installment.

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company drew down the amount of $177,238 and prepaid vessel’s existing indebtedness of $27,750. The new financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a put option of $83,955 payable together with the last installment.

On March 16, 2022, the Company signed a new five-year loan agreement amounting to $62,000 to refinance the existing loan for the suezmax tankers, Dimitris P and Spyros K and the aframax tanker, Uraga Princess. On March 17, 2022, the Company drew down the amount of $62,000 and prepaid the amount of $47,730. The new loan is repayable in ten semi-annual installments of $2,750, commencing six months after the drawdown date, plus a balloon of $34,500 payable together with the last installment.

On March 31,2022, the Company signed a new six-year loan agreement amounting to $67,500 to refinance the existing loan for the DP2 shuttle tanker, Brasil 2014. On April 4, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $54,117. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2021, interest rates on the term bank loans ranged from 1.55% to 3.12%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2021	2.02%
Year ended December 31, 2020	2.88%
Year ended December 31, 2019	4.41%

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements throughout 2021:

Loan	Origination Date	Original Amount	Balance at January 1, 2021	New Loans	Prepaid	Repaid	Balance at December 31, 2021
8-year term loan	2011	73,600	60,860	—	—	6,407	54,453
6-year term loan	2014	193,239	30,921	—	—	2,474	28,447
8-year term loan	2014	39,954	37,500	—	—	2,589	34,911
5-year term loan	2015	35,190	27,370	—	26,393	977	—
7-year term loan	2015	35,190	26,393	—	—	2,200	24,193
7-year term loan	2015	39,900	21,764	—	—	3,628	18,136
7-year term loan	2015	44,800	30,400	—	—	3,200	27,200
12-year term loan	2016	309,824	209,430	—	—	21,501	187,929
71/2-year term loan	2017	85,000	68,000	—	—	5,667	62,333
6-year term loan	2018	80,000	61,275	—	—	7,158	54,117
5-year term loan	2018	180,000	104,770	—	85,039	19,731	—
5-year term loan	2018	44,000	24,383	—	—	2,700	21,683
5-year term loan	2018	48,650	36,488	—	36,488	—	—
8-year term loan	2018	82,752	79,304	—	—	4,597	74,707
5-year term loan	2018	62,500	53,500	—	—	6,000	47,500
6-year term loan	2019	88,150	60,804	—	—	8,716	52,088
5-year term loan	2019	38,250	30,682	—	4,951	5,718	20,013
4-year term loan	2019	26,000	20,800	—	—	5,200	15,600
7-year term loan	2019	56,352	56,352	—	—	2,818	53,534
10-year term loan	2019	54,387	54,191	—	—	3,011	51,180
7-year term loan	2019	72,000	67,200	—	—	4,800	62,400
5-year term loan	2019	71,036	64,613	—	—	5,082	59,531
5-year term loan	2019	36,000	33,600	—	—	2,400	31,200
5-year term loan	2019	35,000	31,818	—	—	3,182	28,636
5-year term loan	2020	16,800	15,015	—	—	2,730	12,285
2-year term loan	2020	27,750	13,875	13,875	—	—	27,750
5-year term loan	2020	70,000	67,305	—	—	11,217	56,088
5-year term loan	2020	40,000	38,556	—	—	2,487	36,069
6-year term loan	2020	37,500	37,125	—	—	2,652	34,473
5-year term loan	2020	47,000	45,500	—	—	9,100	36,400
5-year term loan	2021	44,500	—	44,500	—	8,091	36,409
5-year term loan	2021	26,000	—	26,000	—	—	26,000
4-year term loan	2021	38,000	—	38,000	—	—	38,000
4-year term loan	2021	48,750	—	48,750	—	—	48,750
7-year term loan	2021	74,500	—	18,633	—	—	18,633

Total			1,509,794	189,758	152,871	166,033	1,380,648

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $105,768 at December 31, 2021 and $111,969 at December 31, 2020, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,100. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2021, the Company and its subsidiaries had thirty-two loan agreements, totaling $1,380,648. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2021.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels under construction and funding expected capital expenditures and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2021, are as follows:

Year	Amount
2022	175,062
2023	242,995
2024	283,014
2025	262,130
2026	199,780
2027 and thereafter	217,667

Total	1,380,648

7.	Interest and Finance Costs, net

	2021	2020	2019
Interest expense	39,131	50,611	69,980
Less: Interest capitalized	(718)	(996)	(1,018)

Interest expense, net	38,413	49,615	68,962
Bunker swap, put and call options cash settlements	(448)	7,568	1,469
Bunker put options premium	(35)	1,246	—
Amortization of deferred finance costs	3,246	3,782	4,822
Bank charges	164	277	240
Discount of long-term receivables	603	2,435	—
Change in fair value of non-hedging financial instruments	(10,536)	5,656	(770)

Net total	31,407	70,579	74,723

At December 31, 2021, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $503,834, maturing from April 2023

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STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

through October 2027, on which it pays fixed rates averaging 1.87% and receives floating rates based on the six-month LIBOR (Note 14).

The interest rate swap agreements are designated and qualified as cash flow hedges, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

The fair values of such financial instruments as of December 31, 2021 and 2020, in aggregate amounted to $16,151 (negative) and $36,183 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2021, that is expected to be reclassified into earnings within the next twelve months is $6,380.

At December 31, 2021 and December 31, 2020, the Company did not have non-hedging interest rate swaps.

As of December 31, 2021, and 2020, the Company held zero and three put option agreements, respectively, to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. During 2021, the Company sold all put option agreements and received $35. The fair values of those put option agreements as of December 31, 2021 and 2020 amounted $ zero and $207 (positive), respectively. The changes in the fair value during 2021 and 2020 amounting to $(208) (negative) and $207 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

At December 31, 2019, the Company held one call option agreement in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels which expired at December 31, 2020. The value of the call option at December 31, 2019 was $147 (positive). The changes in the fair value during 2020 and 2019 amounting to $(146) (negative) and $(203) (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2021 and 2020, the Company held twelve and eighteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2021 and 2020 was $1,989 (positive) and $(8,755) (negative), respectively. The change in the fair values as of December 31, 2021 and December 31, 2020, was $10,744 (positive) and $(5,904) (negative), respectively.

During 2021, 2020 and 2019, the Company has written-off unamortized deferred finance costs of $460, $766, and $1,278, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2021 and 2020, the Company recognized a discount on its lease liability (Note 4) amounting to $603 and $2,435, respectively. No discount was recognized in 2019.

8.	Stockholders’ Equity

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000 of the Company’s Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. On October 29, 2021, the Company announced the Board’s authorization of the issuance and sale up to an additional $100,000 of Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

In 2021, the Company issued 6,049,498 common shares for net proceeds of $50,538. In 2020, the Company issued 172,227 common shares for net proceeds of $3,461. In 2019, the Company issued 911,459 common shares for net proceeds of $16,552.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2,240, $3,501, and $18,000, respectively.

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50,000. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

In 2021 and 2020, the Company acquired and held as treasury stock, 19,836 and 978,936 common shares for a total amount of $168 and $9,834, respectively, and did not purchase any preferred shares. No common or preferred share repurchases were made by the Company in 2019. In 2021, the Company sold 320,599 shares from its treasury stock for net proceeds of $3,211 resulting in a loss of $273 included in the consolidated statement of stockholders’ equity.

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse stock split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. The par value of each common share was adjusted from $1.00 per common share to $5.00 per common share. The reverse share split affected all common shares and reduced the number of authorized common shares from 175,000,000 to 35,000,000 and the number of outstanding common shares of the Company from 94,005,410 to 18,801,108 as of July 1, 2020. No fractional shares were issued in connection with the reverse split. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On October 30, 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.5547 per share, declared on September 30, 2020. The difference between the carrying value and the fair value of the Series C Preferred Shares, amounting to $2,493, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2020 (Note 10).

On July 30, 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.50 per share, declared on June 28, 2019. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2,750, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2019 (Note 10).

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company could have also redeemed in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels. The Company did not exercise the redemption option as of December 31, 2021.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised. On September 1, 2020, the redemption call option expired unexercised.

On December 23, 2019 and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021 (the “Initial Redemption Date”) and August 2, 2021, the Company redeemed 1,798,651 and 357,063 Series G Convertible Preferred Shares in exchange for 1,900,000 and 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share representing the full mandatory redemption price of $10.56 and $10.89, respectively, per Series G Convertible Preferred Share ($19,000,000 and $3,888,416 in the aggregate, respectively) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the U.S. Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the Series G Convertible Preferred Shares that remain outstanding as of that date will be mandatorily redeemed for Shyris Shipping Preferred Shares or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares, together with all Series G Convertible Preferred Shares previously redeemed for Shyris Shipping Preferred Shares, exceeds $35,000, converted into common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). After the fifth anniversary of the share purchase agreement, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash) or be redeemed for Shyris Shipping Preferred Shares. The Series G Convertible Preferred shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping. The Company had 459,286 Series G Redeemable Convertible Perpetual Preferred shares outstanding as of December 31, 2021.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $864 in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $858 for the period September 1, 2021 to and including February 28,2022. As long as Shyris Shipping Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to certain customary adjustments. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company.

The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions.

The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $19,000 and

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

$3,889, respectively, upon issuance was included in non-controlling interest in the accompanying Consolidated Balance Sheet as at December 31, 2021 (Note 11). Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument is zero due to the expectations under which the feature would be exercised.

On April 15, 2022, Shyris Shipping redeemed 75,000 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $757.

9.	Accumulated other comprehensive loss

In 2021, Accumulated other comprehensive loss decreased to $17,175 (increased to $36,994 in 2020) mainly due to unrealized gains from hedging financial instruments of $19,819 (losses of $18,641 and $9,693 in 2020 and 2019, respectively).

10.	Loss per Common Share

The Company calculates basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. The Company considered all series of redeemable convertible preferred shares to have been participating securities as the holders were entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend was paid on common shares. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred shares as the holders of redeemable convertible preferred shares do not have a contractual obligation to share in losses.

Under the two-class method, basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net loss per share:

Numerator

	2021	2020	2019
Net (loss) income attributable to Tsakos Energy Navigation Limited	$(151,401)	$24,002	$15,126
Preferred share dividends, Series B	—	—	(3,000)
Preferred share dividends, Series C	—	(3,328)	(4,438)
Preferred share dividends, Series D	(7,596)	(7,492)	(7,492)
Preferred share dividends, Series E	(10,822)	(10,637)	(10,637)
Preferred share dividends, Series F	(15,131)	(14,250)	(14,250)
Preferred share dividends, convertible Series G	(54)	(872)	(583)
Deemed dividend on Series B preferred shares	—	—	(2,750)
Deemed dividend on Series C preferred shares	—	(2,493)	—
Deemed dividend on partially redeemed Convertible Series G preferred shares	(2,171)	—	—
Net loss attributable to common stockholders	(187,175)	(15,070)	(28,024)

Denominator
Weighted average common shares outstanding	19,650,307	18,768,599	17,751,585

Basic and diluted loss per common share	$(9.53)	$(0.80)	$(1.58)

For purposes of this calculation, potential redeemable convertible preferred shares of 306,191 and 1,743,607 for the year ended December 31, 2021 and 2020, respectively, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

11.	Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, the date of vessel sale and Inca, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 7.6% of the Company’s 2021 revenue (8.6% in 2020 and 6.2% in 2019) was generated through charter agreements with Flopec.

In April 2020, Mare Success S.A. increased its paid-in-capital by $8,163 of which $4,163 constituted the 51% portion contributed by the Company and the $4,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos. This transaction did not affect vessels’ carrying values on a consolidated basis.

In June 2019, Mare Success S.A increased its paid-in capital by $20,408, of which $10,408 constituted the 51% portion contributed by the Company and the $10,000 constituted the 49% portion contributed by

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. This transaction did not affect vessels’ carrying values on a consolidated basis.

The Company owns 100% of Shyris Shipping, the holding-company of four Marshall Islands registered companies which own the vessels Caribbean Voyager, Mediterranean Voyager, Apollo Voyager and Artemis Voyager. Upon partial redemption of the Company’s Series G Convertible Preferred Shares in February and August 2021, AY Tank Limited (“AY Tank”) obtained in exchange of such transaction Shyris Shipping preferred stock, consisting of 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares as of December 31, 2021, par value $0.001 per share, each with a liquidation preference of $10.00 per share, entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum (Note 8).

12.	Commitments and Contingencies

As at December 31, 2021, the Company had under construction one shuttle tanker, one LNG carrier and four dual fuel LNG powered aframax tankers.

The total contracted amount remaining to be paid for the six vessels under construction plus the extra costs agreed as at December 31, 2021, were $480,048. The amount of $240,515 is due to be paid in 2022 and the amount of $239,533 in 2023.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Charters-out

The future minimum revenues of vessels in operation at December 31, 2021, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2022	$264,804
2023	195,464
2024	173,747
2025	127,547
2026	105,742
2027 to 2028	133,626

Minimum charter revenues	$1,000,930

13.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, short-term and long-term receivable related to seller’s credits under sale and leaseback transactions and derivatives.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable, due from(to) related parties and current portion of obligations under operating leases, approximate their respective fair values due to the short maturity of these instruments. The carrying value of the long-term obligations under operating leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2021 and 2020, are as follows:

	2021		2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	117,192	117,192	160,475	160,475
Restricted cash	10,005	10,005	11,296	11,296
Margin deposits	5,849	5,849	6,153	6,153
Long-term receivable (including short-term portion)	35,904	35,904	27,294	27,294
Financial liability	(4,193)	(4,193)	(5,148)	(5,148)
Obligations under operating leases	(88,573)	(88,573)	(67,110)	(67,110)
Debt	(1,380,648)	(1,380,648)	(1,509,794)	(1,509,794)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2021, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $5,849, ($6,153 as of December 31, 2020), which is recorded within margin deposits in the Consolidated Balance Sheets.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Consolidated Statements of Comprehensive (Loss) Income or in the Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	7	—	8,884	11,095

	Financial instruments—Fair Value, net of current portion	1,382	—	8,656	25,088

Subtotal		1,389	—	17,540	36,183

		Asset Derivatives		Liability Derivatives
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Bunker swaps	Current portion of financial instruments—Fair value	1,845	255	—	3,988

Bunker swaps	Financial instruments—Fair Value, net of current portion	144	—	—	5,023

Bunker put options	Current portion of financial instruments—Fair value	—	387	—	180

Subtotal		1,989	642	—	9,191

Total derivatives		3,378	642	17,540	45,734

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive (Loss) Income

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative		Amount
		2021	2020	2019
Interest rate swaps		29,999	(25,054)	(9,938)

Total		29,999	(25,054)	(9,938)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative(Effective Portion) Location
Derivative		Amount
		2021	2020	2019
Interest rate swaps	Depreciation expense	(192)	(189)	(189)
Interest rate swaps	Interest and finance costs, net	10,372	(6,224)	(56)

Total		10,180	(6,413)	(245)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive (Loss) Income as of December 31, 2021, 2020 and 2019, was $17,175, $36,994 and $18,353 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive (Loss) Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
Derivative		Amount
		2021	2020	2019
Interest rate swaps	Interest and finance costs, net	—	187	(149)
Bunker swaps	Interest and finance costs, net	11,191	(14,312)	1,122
Bunker put options	Interest and finance costs, net	(172)	(271)	—
Bunker call options	Interest and finance costs, net	—	(74)	(1,672)

Total		11,019	(14,470)	(699)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2021 and 2020, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2021	December 31, 2020
Interest rate swaps	(16,151)	(36,183)
Bunker swaps	1,989	(8,755)
Bunker put options	—	207

	(14,162)	(44,731)

15.	Subsequent Events

a)	On January 12, 2022, the Company acquired its newbuilding LNG carrier Tenergy, which was delivered to its new owners on a sale and leaseback agreement, on the same date.

b)

On January 14, 2022, the Company paid the first installments for two of its four dual fuel LNG powered aframax tankers under construction (Hull 5083 and Hull 5084), which are expected to be delivered in the fourth quarter of 2023.

c)	On January 31, 2022, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

d)	On February 28, 2022, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

e)	On February 28, 2022 the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

f)	On March 3, 2022, the Company drew down $9,268.5 for the pre-delivery financing of its DP2 shuttle tanker under construction, which is expected to be delivered in the second quarter of 2022.

g)

As of April 20, 2022, the Company raised $28,653 from the sale of 3,603,697 common shares and $0.195 million from the sale of 165 Series D preferred shares, 2,239 Series E preferred shares and 5,888 Series F preferred shares.

h)

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.